This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

May 11, 2006

Item 3: Press Release

A Press release dated and issued May 11, 2006 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Freegold updates plans for its Golden Summit project, located outside Fairbanks Alaska, and its Grew Creek project, near Faro, Yukon Territory.

Item 5: Full Description of Material Change

May 11, 2006, Vancouver, BC.  Freegold Ventures Limited (“Freegold”) updates plans for its Golden Summit project, located outside Fairbanks Alaska, and its Grew Creek project, near Faro, Yukon Territory.

Golden Summit Project, Alaska

Following the success of last fall’s trenching program which identified new high-grade surface veins on the property (see news release dated January 16, 2006), Freegold undertook a review of the historical exploration and production data from the surrounding region and has identified a new target area that it intends to test in June.  Located 1,000 feet east of the previous trenching, this new area around the historic Beistline shaft is interpreted to be on strike with the mineralization encountered in Freegold’s drill hole CHM9601 (250 feet to the west) which intersected 25 feet grading 0.161 oz/ton (25 feet below surface), and also on-strike with the workings of the old Cleary Hill Mine.  Cleary Hill was the largest and most consistent of the historical underground gold mines in the Fairbanks camp, having produced approximately 280,000 oz of gold at an average grade of 1.3 oz/ton over 6 mining levels.  Chip channel samples along the Beistline shaft walls by prior operators graded 0.61 oz/ton for the first 109 feet of the shaft, with the top 46 feet grading 1.25 oz/ton (note, these are non 43-101 compliant results which are presented here as historical information and should not be relied upon).  Freegold’s plans for this area include 1,500 feet of trenching designed to trace the projection of the high-grade vein exposed in the Beistline shaft both to the east and west.

The second area to be explored in June will be along the Colorado and Wackwitz veins, located in an area 1,000 feet to the south of the Cleary Hill Mine. These two veins in particular exhibited the longest identified strike length and the best overall grades from Freegold’s earlier trenching programs.  Many of the veins exposed in prior trenching exhibited small flakes of visible gold, and gold grades encountered in channel samples were in line with historical production grades of the camp.  Channel sample assays across these veins from the 2005 program include 5 feet of 1.0 oz/ton (with a grab sample of 1.9 oz/ton) and 5 feet of 0.83 oz/ton (with a grab sample of 4.1 oz/ton). The strike of the Wackwitz vein has already been traced over 730 feet in prior trenching, and coarse stringers of gold within this vein have assayed 12.0 oz/ton.  While previous trenching was principally conducted at right angles to the vein strike in order to intersect the veins over a number of widely spaced locations along a 1,000 foot strike length, the trenching in June will aim to expose approximately 1,000 feet of direct strike length along each of the Colorado and Wackwitz veins.

Both of these trenching programs, aggregating 3,500 feet, will commence in early June and results will be used to guide the next phase of work, which may include the bulk sampling of vein material along strike, or drilling to test the depth extent of significant mineralised intervals.

Grew Creek Project, Yukon Territory

Freegold initiated a drill program last fall aimed at testing two new anomalies (Rat Creek and Tarn) that exhibited similar geophysical signatures to that found over the Main Zone.  This 1,200-metre drill program was extended into the first quarter of 2006 as a result of equipment problems and difficult drilling conditions within areas of deep glacial tills.  Final assays have now been received, and while the drill core exhibited favourable alteration and evidence of hydrothermal activity similar to that found in the Main zone, anomalous gold values were received in the drill holes over a broad area.

A number of additional areas of gold mineralization have been discovered by previous operators along Freegold’s 25 km long claim block, and these areas will continue to be systematically investigated.  Immediate activities on the property will now turn towards further assessing the core of high-grade gold mineralization that lies within the Main Zone.  Drilling by previous operators encountered a number of high grade gold intercepts within the Main Zone, including 59 feet grading 39 g/t in hole GRCK-29, 20 feet grading 55 g/t in hole GRCK-30 (located 50 vertical feet below GRCK-29) and 51 feet grading 30.5 g/t in hole GC96-196 (Note that these intercepts are considered historical with respect to rule 43-101, and a determination of true width is not known).  Freegold's own drilling in 2004 into the Main Zone using a perpendicular orientation to that used by prior operators intersected gold rich intervals (36 feet (true width) grading 6.8 g/t, including 5 feet (true width) @ 17.8 g/t in hole GC-04-225, and 14.5 feet  (true width) grading 22.1 g/t in hole GC-04-227).

Freegold is currently assessing programs aimed at further delineating these high-grade zones and testing their currently open depth extension, along with reviewing custom milling or on-site gravity concentration alternatives.

The Qualified Person for this release relating to the Golden Summit property is Curt Freeman, M. Sc., Consulting Geologist, and relating to the Grew Creek property is Robert Stroshein, P.Eng., Consulting Geologist.

ABOUT FREEGOLD VENTURES LIMITED

Freegold Ventures Limited is a North American gold exploration company that is actively exploring and advancing projects in Idaho (Almaden), Alaska (Golden Summit, Rob) and the Yukon Territory (Grew Creek).  In addition to its existing projects, the company is active in the identification of additional acquisition opportunities. Freegold Ventures is listed on The Toronto Stock Exchange (ITF) and on the United States OTCBB under the symbol: FGOVF

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___May 11, 2006_______________

Date

“Steve Manz”

_____________________________

Signature of authorized signatory

__Steve Manz___________

Print name of signatory

__President

__________

Official capacity